1601 W. LBJ Freeway
Dallas, TX 75234
(972) 443-4000
June 2, 2011
Filed As EDGAR Correspondence
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the Fiscal Year ended December 31, 2010 Form 10-Q for the Fiscal Quarter ended March 31, 2011 File No. 1-32410
Dear Mr. Decker:
     This letter is submitted by Celanese Corporation (the Company) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the Staff) in its letter to the Company dated May 18, 2011 (the Comment Letter), which requested a response from the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the Form 10-K) and Form 10-Q for the fiscal quarter ended March 31, 2011 (the Form 10-Q). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.
Form 10-K
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:
     We have included in our responses below proposed revisions to the Company’s disclosures where requested. Text to be added to future disclosures is underlined and text proposed to be deleted is ~~stricken~~. Except as otherwise noted, proposed disclosure changes are shown using the Company’s March 31, 2010 Form 10-Q. We advise the Staff that in future filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Liquidity and Capital Resources, page 60
2.	Given your significant foreign operations, please enhance your liquidity disclosures to address the following:
•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
Refer to Item 303(a)(1) of Regulations S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.
Response:
     In future filings, the Company will include the following disclosure updated for current period end information as follows:
As of March 31, 2011, $552 million of the $722 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the US, we may be required to accrue and pay US taxes to repatriate these funds. Our intent is to permanently reinvest these funds outside of the US, with the possible exception of funds that have been previously subject to US federal and state taxation. Our current plans do not demonstrate a need to repatriate cash held by our foreign subsidiaries in a taxable transaction to fund our US operations.

Item 15 — Exhibits and Financial Statement Schedules, page 77
Note 4 — Acquisitions, Dispositions, Ventures and Plant Closures, page 94
3.	You disclose that upon the successful startup of the POM facility, your indirect economic interest in Ibn Sina will increase from 25% to 32.5%. In connection with this transaction, you reassessed the factors surrounding the accounting method for this investment and changed from the cost method of accounting for investments to the equity method of accounting for investments beginning April 1, 2010. Please tell us how you determined that this investment should be accounted for under the equity method of accounting beginning April 1, 2010. Please tell us the specific factors you considered in making this determination. In addition to the increase in your indirect economic interest, please tell us the other specific changes which led to the change in accounting. Please also tell us and clearly disclose whether there was a change in your ownership percentage. Refer to ASC 323-10-15-6 through 12.
Response:
     Prior to April 1, 2010, the Company accounted for its 25% indirect ownership interest in National Methanol Company (Ibn Sina) using the cost method of accounting. In applying this accounting policy during that period, the Company concluded that there was predominant evidence to overcome the presumption in FASB ASC Topic 323-10-15-6 through -11 that the Company was able to exercise significant influence over Ibn Sina. In reaching this conclusion, the Company considered three important factors, which it previously shared with the Staff in its correspondence dated August 23, 2006: (1) local government investment in and influence over Ibn Sina, (2) the Company’s limitations in the day-to-day management of the business affairs of Ibn Sina and (3) the lack of US GAAP financial information available for Ibn Sina.
     Effective April 1, 2010, the venture agreements were amended resulting in several fact pattern changes relevant to the Company’s accounting conclusion regarding the treatment of its investment in Ibn Sina. Specifically, the amended joint venture agreements provide for the construction of a polyacetal (POM) facility. Given the Company’s POM technology and know-how, the Company will play a key role in the design, construction, management and operation of the POM facility. Additionally, the Company is obligated under the amended venture agreements to contribute 32.5% of the capital necessary to fund the POM facility. Accordingly, the Company’s indirect economic interest in Ibn Sina will increase from 25% to 32.5% upon successful startup of the POM facility, although the Company’s indirect ownership percentage in Ibn Sina will remain at 25%. Lastly, the amended venture agreements grant the Company a contractual right to receive periodic Ibn Sina financial information prepared in accordance with US GAAP.
     The Company’s changing role, as reflected in the amended venture agreements, coupled with the Company’s ability to negotiate both an increased indirect economic interest and access to US GAAP financial information, supports the Company’s conclusion that it now has significant influence over the venture. The Company accordingly changed from the cost method of accounting for its investment in Ibn Sina to the equity method of accounting effective April 1, 2010.
     In future filings, the Company will clarify in its disclosures that its ownership percentage in Ibn Sina has not changed as follows:
The Company indirectly owns a 25% interest in its National Methanol Company (“Ibn Sina”) affiliate through CTE Petrochemicals Company (“CTE”), a joint venture with Texas Eastern Arabian Corporation Ltd. (which also indirectly owns 25%). The remaining interest in Ibn Sina is held by Saudi Basic Industries Corporation (“SABIC”). SABIC and CTE entered into the Ibn Sina joint venture agreement in 1981. In April 2010, the Company announced that Ibn Sina will construct a 50,000 ton polyacetal (“POM”) production facility in Saudi Arabia and that the term of the joint venture agreement was extended until 2032. Ibn Sina’s existing natural gas supply contract expires in 2022. Upon successful startup of the POM facility, the Company’s indirect economic interest in Ibn Sina will increase from 25% to 32.5% although the Company’s indirect ownership interest will remain unchanged. SABIC’s economic and ownership interest will remain unchanged.
Note 23 — Commitments and Contingencies, page 144
4.	We note your disclosure that the ultimate outcome of any given matter may have a material adverse impact on your results of operations or cash flows in any given reporting period. With respect to each matter, please confirm that there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If there is a reasonable possibility and the amount of that loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.
Response:
     With respect to each litigation matter disclosed in the Company’s Commitments and Contingencies footnote, the Company confirms that either (1) there is not a reasonable possibility that a loss exceeding amounts already recognized for such matter may have been incurred that is material or (2) if there is a reasonable possibility that a loss exceeding amounts already recognized for such matter could be material, the additional loss or range of loss cannot be estimated as required by FASB ASC Topic 450-20-50-3 and -4.
     In future filings, the Company will clarify its disclosures, including disclosure of an estimate of the possible loss or range of loss for reasonably possible loss contingencies, if material and determinable, as follows (provided facts and circumstances and the Company’s assessment remain consistent):
The Company is involved in legal and regulatory proceedings, lawsuits and claims incidental to the normal conduct of business, relating to such matters as product liability,

land disputes, contracts, antitrust, intellectual property, workers’ compensation, chemical exposure, prior acquisitions and divestitures, past waste disposal practices and release of chemicals into the environment. The Company is actively defending those matters where the Company is named as a defendant. Due to the inherent subjectivity of assessments and unpredictability of outcomes of legal proceedings, the Company’s litigation accruals and estimates of possible loss or range of possible loss (“Possible Loss”) may not represent the ultimate loss to the Company from legal proceedings. For reasonably possible loss contingencies that may be material and when determinable, the Company estimates its Possible Loss, considering that the Company could incur no loss in certain matters. Thus, the Company’s exposure and ultimate losses may be higher or lower, and possibly materially so, than the Company’s litigation accruals and estimates of Possible Loss. For some matters, the Company is unable, at this time, to estimate its Possible Loss that is reasonably possible of occurring. Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the more difficult it is for the Company to estimate its Possible Loss that it is reasonably possible the Company could incur. The Company may disclose certain information related to a plaintiff’s claim against the Company alleged in the plaintiff’s pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent the Company’s estimate of reasonably possible or probable loss. Some of the Company’s exposure in legal matters may be offset by applicable insurance coverage. The Company does not consider the possible availability of insurance coverage in determining the amounts of any accruals or any estimates of Possible Loss.
~~While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, the Company is actively defending those matters where the Company is named a defendant. Additionally, the Company believes, based on the advice of legal counsel, that adequate reserves have been made and that the ultimate outcomes of all such litigation and claims will not have a material adverse effect on the financial position of the Company; however, the ultimate outcome of any given matter may have a material adverse impact on the results of operations or cash flows of the Company in any given reporting period~~.
...
Polyester Staple Antitrust Litigation
CNA Holdings, the successor in interest to Hoechst Celanese Corporation (“HCC”), Celanese Americas Corporation and Celanese GmbH (collectively, the “Celanese Entities”) and Hoechst, the former parent of HCC, were named as defendants in two actions (involving 25 individual participants) filed in September 2006 by US purchasers of polyester staple fibers manufactured and sold by HCC. The actions allege that the defendants participated in a conspiracy to fix prices, rig bids and allocate customers of polyester staple sold in the United States. These actions were consolidated in a proceeding by a Multi-District Litigation Panel in the United States District Court for the Western District of North Carolina styled In re Polyester Staple Antitrust Litigation, MDL 1516. On June 12, 2008 the court dismissed these actions with prejudice against all

Celanese Entities in consideration of a payment by the Company. This proceeding related to sales by the polyester staple fibers business which Hoechst sold to KoSa B.V., f/k/a Arteva B.V., a subsidiary of Koch Industries, Inc. (“KoSa”) in 1998. Prior to December 31, 2008, the Company had entered into tolling arrangements with four other alleged US purchasers of polyester staple fibers manufactured and sold by the Celanese Entities. These purchasers were not included in the settlement and one such company filed suit against the Company in December 2008 in the Western District of North Carolina entitled Milliken & Company v. CNA Holdings, Inc., Celanese Americas Corporation and Hoechst AG (No. 8-SV-00578). The Company is actively defending this matter and has filed a motion to dismiss, which is pending with the court. Based on the Company’s evaluation of currently available information, including that the proceeding is in the early stages (discovery has not commenced), the damages sought are unspecified, unsupported or uncertain, the matter presents meaningful legal uncertainties (including novel issues of law) and there are significant facts in dispute, the Company cannot estimate the Possible Loss for this matter at this time.
In November 2003 KoSa sought recovery from the Company in alleging a variety of claims, including indemnification and breach of representations, arising out of the 1998 sale in Koch Industries, Inc. et al. v. Hoechst Aktiengellschaft et al., (No. 03-cv-8679 Southern District NY). During the fourth quarter of 2010 the parties settled the case pursuant to a confidential agreement and the case was dismissed with prejudice.
Other Commercial Actions
In April 2007, Southern Chemical Corporation (“Southern”) filed a petition in the 190th Judicial District Court of Harris County, Texas styled Southern Chemical Corporation v. Celanese Ltd. (Cause No. 2007-25490), seeking declaratory judgment relating to the terms of a multi-year supply contract. The trial court granted the Company’s motion for summary judgment in March 2008 dismissing Southern’s claims. In September 2009, the intermediate Texas appellate court reversed the trial court decision and remanded the case to the trial court. The Texas Supreme Court subsequently declined both parties’ requests that it hear the case. On August 15, 2010, Southern filed a second amended petition adding a claim for breach of contract and seeking equitable damages in an unspecified amount from the Company. Southern amended its complaint again in November 2010. Trial has been set for August 2011. The Company believes that the contractual interpretations set forth by Southern lack merit and is actively defending the matter. Based on the Company’s evaluation of currently available information, including that the proceeding is in the early stages (discovery is not complete), the plaintiff is seeking relief other than compensatory damages, the matter presents meaningful legal uncertainties and there are significant facts in dispute, the Company cannot estimate the Possible Loss for this matter at this time.
...
Award Proceedings in relation to Domination Agreement and Squeeze-Out
On October 1, 2004, Celanese GmbH and the Company’s subsidiary, BCP Holdings GmbH (“BCP Holdings”), a German limited liability company, entered into a

Domination Agreement pursuant to which the BCP Holdings became obligated to offer to acquire all outstanding Celanese GmbH shares from the minority shareholders of Celanese GmbH in return for payment of fair cash compensation (the “Purchaser Offer”). The amount of this fair cash compensation was determined to be €41.92 per share in accordance with applicable German law. All minority shareholders who elected not to sell their shares to the BCP Holdings under the Purchaser Offer were entitled to remain shareholders of Celanese GmbH and to receive from the BCP Holdings a gross guaranteed annual payment of €3.27 per Celanese GmbH share less certain corporate taxes in lieu of any dividend.
As of March 30, 2005, several minority shareholders of Celanese GmbH had initiated special award proceedings seeking the court’s review of the amounts of the fair cash compensation and of the guaranteed annual payment offered in the Purchaser Offer under the Domination Agreement. In the Purchaser Offer, 145,387 shares were tendered at the fair cash compensation of €41.92, and 924,078 shares initially remained outstanding and were entitled to the guaranteed annual payment under the Domination Agreement. As a result of these proceedings, the amount of the fair cash consideration and the guaranteed annual payment paid under the Domination Agreement could be increased by the court so that all minority shareholders, including those who have already tendered their shares in the Purchaser Offer for the fair cash compensation, could claim the respective higher amounts. On December 12, 2006, the court of first instance appointed an expert to assist the court in determining the value of Celanese GmbH.
On May 30, 2006 the majority shareholder of Celanese GmbH adopted a squeeze-out resolution under which all outstanding shares held by minority shareholders should be transferred to BCP Holdings for a fair cash compensation of €66.99 per share (the “Squeeze-Out”). This shareholder resolution was challenged by shareholders but the Squeeze-Out became effective after the disputes were settled on December 22, 2006. Award proceedings were subsequently filed by 79 shareholders against BCP Holdings with the Frankfurt District Court requesting the court to set a higher amount for the Squeeze-Out compensation.
Pursuant to a settlement agreement between BCP Holdings and certain former Celanese GmbH shareholders, if the court sets a higher value for the fair cash compensation or the guaranteed payment under the Purchaser Offer or the Squeeze-Out compensation, former Celanese GmbH shareholders who ceased to be shareholders of Celanese GmbH due to the Squeeze-Out will be entitled to claim for their shares the higher of the compensation amounts determined by the court in these different proceedings related to the Purchaser Offer and the Squeeze-Out. If the fair cash compensation determined by the court is higher than the Squeeze-Out compensation of €66.99, then 1,069,465 shares will be entitled to an adjustment. If the court confirms the value of the fair cash compensation under the Domination Agreement but determines a higher value for the Squeeze-Out compensation, 924,078 shares would be entitled to an adjustment. Payments already received by these shareholders as compensation for their shares will be offset so that persons who ceased to be shareholders of Celanese GmbH due to the Squeeze-Out are not entitled to more than the higher of the amount set in the two court proceedings.
Based on the Company’s evaluation of currently available information, including that damages sought are unspecified, unsupported or uncertain, the matter presents meaningful legal uncertainties (including novel issues of law), there are significant facts in dispute and the court-appointed expert has not yet rendered his non-binding opinion, the Company cannot estimate the Possible Loss for this matter at this time.
Note 27 — Earnings (Loss) Per Share, page 155
5.	Your disclosures on page 132 indicate that you may have unvested share-based payment awards with dividend rights. Please clearly disclose the terms of these rights, including whether they are nonforfeitable and participate in dividends with holders of common stock. Please address your consideration of ASC 260-10-45 and 55 in determining whether these awards represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.
Response:
     The Company considered the provisions of FASB ASC Topic 260, Earnings Per Share, paragraphs 10-45 and -55, noting in this guidance that the holder of a share-based payment award that includes nonforfeitable rights to dividends or dividend equivalents receives a noncontingent transfer of value each time an entity declares a dividend or dividend equivalent during the contractual period of the share-based payment award. The right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right. Prior to December 2008, the Company awarded restricted stock units (“RSUs”) under the 2004 Stock Incentive Plan to grantees for which the award accumulated dividend equivalents. Those dividend equivalents are forfeited if the grantee does not fulfill the requisite service condition and/ or the market condition is not met. As such, the Company concluded that its unvested RSUs granted prior to December 2008 are not participating securities and, therefore, determined the two-class method of calculating earnings per share is not applicable. RSUs granted in December 2008 and prospectively do not have the right to participate in dividends or dividend equivalents.
     The Company will continue to disclose that RSUs issued under its 2009 Global Incentive Plan do not include the right to participate in dividends or dividend equivalents. In future Form 10-K filings, the Company will enhance its disclosures as follows:

As of December 31, 2010, total shares available for awards and total shares subject to outstanding awards are as follows:

		Shares
	Shares	Subject to
	Available for	Outstanding
	Awards	Awards
2009 Global Incentive Plan	2,322,450	2,530,454
2004 Stock Incentive Plan	—	5,923,147 (1)

(1)	At the Company’s discretion under the 2004 Stock Incentive Plan, the Company had the right to award dividend equivalents on RSU grants which are earned in accordance with the Company’s common stock dividend policy and are reinvested in additional RSUs. Dividend equivalents on these RSUs are forfeited if vesting conditions are not met.
Note 30 — Consolidating Guarantor Financial Information, page 156
6.	Please address your consideration of the disclosures required by Rules 3-10(i)(8) to (10) of Regulations S-X. For example, Rule 3-10(i)(8) of Regulations S-X requires the following to be disclosed, if true:
•	Each subsidiary issues or subsidiary guarantor is “100% owned” (as defined by Rule 3-10(h)(1) of Regulations S-X). Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulations S-X, is not the same as “100% owned;”

•	All guarantees are full and unconditional; and

•	Where there is more than one guarantor, all guarantees are joint and several.
Response:
     In future filings, the Company will add narrative disclosure to its Consolidating Guarantor Financial Information footnote noting the Company’s consideration of Rules 3-10(i)(8) to (10) of Regulation S-X as follows:
In September 2010, the Company completed the issuance of the Notes (Note 9) by Celanese US (the “Issuer”). The Notes are guaranteed by Celanese Corporation (the “Parent Guarantor”) and substantially all of its US subsidiaries (the “Subsidiary Guarantors”). The Issuer and Subsidiary Guarantors are 100% owned subsidiaries of the Parent Guarantor. The Parent Guarantor and Subsidiary Guarantors have guaranteed the Notes fully and unconditionally and jointly and severally.
For cash management purposes, the Company transfers cash between Parent Guarantor, Issuer, Subsidiary Guarantors and non-guarantors through intercompany financing arrangements or declaration of dividends between the respective parent and its subsidiaries. The transfer of cash under these activities facilitates the ability of the recipient to make specified third-party payments. As a result, the Company presents such intercompany financing activities and dividends within the category where the ultimate use of cash to third parties is presented in the accompanying unaudited interim consolidated statements of cash flows.
The Company has not presented separate financial information and other disclosures for each of its Subsidiary Guarantors because it believes such financial information and other disclosures would not provide investors with any additional information that would be material in evaluating the sufficiency of the guarantees. The unaudited interim consolidating financial information for the Parent Guarantor, the Issuer, the Subsidiary Guarantors and the non-guarantors are as follows:
Form 10-Q
General
7.	Please address the above comments in your interim filings as well.
Response:
     We advise the Staff that, to the extent applicable, the Company’s above responses to the Staff’s questions incorporate the related presentation and disclosure implications to interim filings. To the extent the Company has agreed to modify future filings, it will include agreed-upon modifications in the applicable interim presentations and disclosure as noted above.
*     *    *    *

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     The Company respectfully believes that this letter addresses the Staff’s comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.

Sincerely,

/s/ Steven M. Sterin Steven M. Sterin
Senior Vice President and Chief Financial Officer

cc:	David N. Weidman Gjon N. Nivica, Jr. James R. Peacock III Brian J. Lane